

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via Facsimile and U.S. Mail

January 5, 2011

Mr. Xin Sun
CEO and CFO
China Health Industries Holdings, Inc.
68 Binbei Street
Songbei District, Harbin City
People's Republic of China

**Re: China Health Industries Holdings, Inc.
Form 10-K filed on October 27, 2009, as amended on November 12, 2009, November
13, 2009, December 22, 2009 and November 16, 2010
File No. 000-51060**

Dear Mr. Sun:

        We have completed our review of your Forms10-K and related filings and have no
further comments at this time.

                                        Sincerely,

                                        Melissa Rocha
                                        Accounting Branch Chief